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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               ----------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(a)
                               (Amendment No.1)

                             IVI Publishing, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  450707 10 4
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                                (CUSIP Number)


                             Paula V. Duffy, Esq.
                          Davidson & Associates, Inc.
                             19840 Pioneer Avenue
                          Torrance, California  90503
                                (310) 793-0600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 26, 1997
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            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                               Page 1 of 5 Pages


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  CUSIP NO. 450707 10 4                 13D                PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVIDSON & ASSOCIATES, INC.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      Not applicable

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(D) OR 2(E)
 5
                                                                    [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

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                          SOLE VOTING POWER
                     7
     NUMBER OF            300,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             300,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      300,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      2.97%

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      TYPE OF REPORTING PERSON*
14
      CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
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  CUSIP NO. 450707 10 4                 13D                PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

This Amendment No. 1 to the Schedule 13D originally filed on November 19, 1997 by Davidson & Associates, Inc., a California corporation ("Davidson"), relates to the common stock, par value $.01 per share (the "Common Stock"), of IVI Publishing, Inc., a Minnesota corporation (the "Issuer"). On November 26, 1997, Davidson sold in a brokerage transaction 700,000 of the 1,000,000 shares of Common Stock held by Davidson. As a result of such sale, Davidson ceased to be the beneficial owner of more than five percent (5%) of the Common Stock, and, thus, will no longer be subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 1 amends the original Schedule 13D as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

          (a) This amendment is being filed to report the disposition by Davidson of beneficial ownership of 700,000 shares of Common Stock. On November 26, 1997, Davidson sold in a brokerage transaction 700,000 of the 1,000,000 shares of Common Stock held by Davidson. As a result of such sale, Davidson ceased to be the beneficial owner of more than five percent (5%) of the Common Stock, and, thus, will no longer be subject to the reporting requirements of Section 13(d) of the Exchange Act. Although Davidson may reach a different determination at any time, subject to market conditions, Davidson currently intends to sell the remaining 300,000 shares of Common Stock held by Davidson, which sales may be effectuated in brokerage transactions or in private transactions, and in increments over time or in block transactions. Davidson is also entitled to cause the Issuer to register shares of Common Stock for resale under the Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances described in Item 6 below.

          (b)-(j) Except as set forth in the preceding paragraph, Davidson does not have, and, to the best of its knowledge, Davidson's or CUC's directors or executive officers do not have, any present plan or proposal which relates to or would result in any of the circumstances enumerated in paragraphs (b) through (j) of this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Amount Beneficially Owned and Percent of Class:
              ----------------------------------------------

              300,000 shares of Common Stock, after giving effect to the sale of 700,000 shares of Common Stock described in Item 4 above, which constitutes 2.97% of such class.

          (b) Voting and Dispositive Power:
              ----------------------------

              Davidson has (i) sole voting and dispositive power with respect to 300,000 shares of Common Stock and (ii) shared voting power with respect to no shares of Common Stock.

          (c) Other Transactions:
              ------------------

              Not applicable.

          (d) Interests of Other Persons:
              --------------------------

              Davidson is a wholly owned subsidiary of CUC International Inc., a Delaware corporation ("CUC"), and thus CUC may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock. The principal business address of CUC is: 707 Summer Street, Stamford, Connecticut 06901.

          (e) Date on Which the Reporting Person Ceased to be the Beneficial
              --------------------------------------------------------------
              Owner of More than Five Percent of Class:
              ----------------------------------------

              November 26, 1997
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  CUSIP NO. 450707 10 4                 13D                PAGE 4 OF 5 PAGES
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ITEM 6.   CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          Pursuant to a Registration Rights Agreement dated October 31, 1995 (the "Registration Rights Agreement"), by and between the Issuer and Davidson, Davidson has certain "demand" and "piggyback" registration rights with respect to shares of Common Stock of the Issuer. These registration rights are described more fully in the Registration Rights Agreement, a copy of which was attached as Exhibit 3 to Davidson's original Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.

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  CUSIP NO. 450707 10 4                 13D                PAGE 5 OF 5 PAGES
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DAVIDSON & ASSOCIATES, INC.

By: /s/  John Goodman                               December 4, 1997
    ------------------------
Name:  John Goodman
Title: Senior Vice President,
       Operations